FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

MAY 25, 2006

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1)	Minutes of the Annual General Shareholder Meeting of Compañía de Telecomunicaciones de Chile S. A. held on April 20, 2006.

2)	Minutes of the Extraordinary Shareholder Meeting of Compañía de Telecomunicaciones de Chile S. A. held on April 20, 2006.

Item 1.

MINUTES OF THE ANNUAL GENERAL SHAREHOLDER MEETING OF
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 20, 2006 at 15:08 P.M., at the Corporate Headquarters' Auditorium, the General Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Bruno Philippi, the Chief Executive Officer Mr. José Molés, the Vice President of Finance Mr. Julio Covarrubias, the Vice President of Management Control Mr. Diego Martínez, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum: Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares

Telefónica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	113,509,823	-	113,509,823
A.F.P Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P Provida S.A.	60,883,771	5,819,981	66,703,752
A.F.P Cuprum S.A.	35,937,214	3,733,769	39,670,983
A.F.P Santa María S.A.	24,722,263	2,238,363	26,960,626
A.F.P Summa Bansander S.A.	32,977,541	2,295,763	35,273,304
A.F.P Planvital S.A.	8,894,241	627,281	9,521,522
Other Shareholders	26,938,459	977,599	27,916,058

Total voting shares present	753,009,236	63,245,709	816,254,945
Blank powers - of - attorney	516	0	516

Total present shares	753,009,752	63,245,709	816,255,461

(1)	Depositary Bank acting on behalf of the ADR holders

(2)	Represented by Mrs. Carina Oneto

The meeting was held with a total assistance quorum equivalent to 85,3% of the total voting shares, amounting to 816,255,461 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II. - Notice:

In accordance with Article 34, letter a) of the Company's Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.- Matters discussed and/or approved by the General Shareholders' Meeting:

1.- Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2005

In accordance with the Article 53 of the Company's Bylaws and Article 76 of the Chilean Corporate law the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2005 have been published on the Chilean newspaper “Diario Financiero” on April 3, 2006. Furthermore, the shareholders have previously received a copy of the Company's Annual Report for 2005.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2005.

Voting results:
Approve: 814,055, 849 shares
Reject: 351,360 shares
Abstain: 1,848,252 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.

- Citibank, N.A. as Depositary, asked to record ADR holders voted as follows:

Approve:	22,951,492	shares
Reject:	351,360	shares
Abstain:	1,848,252	shares

2.- Approval of distribution of net income for the fiscal year ended December 31, 2005 and the payment of a final dividend.

According to Article 79 and 81 of Chilean Corporate law and articles 32 and 57 of the Company's By-laws, the Board of Directors of the Company has agreed to distribute 100% of the net income for fiscal year 2005, according to the modification of the dividend policy of September 21, 2004.

The distribution of net income for fiscal year 2005, which totaled Ch$ 25,183,319,847, is as follows:

Chilean pesos as of 12/31/2005

Interim dividend No. 170, paid in November, 2005.	Ch$ 10,528,727,935	41.81%
Final dividend No.171 to be paid in 2006	Ch$ 14,654,591,912	58.19%
Increase of retained earnings for fiscal year 2005.	Ch$ 0	0.00%

Net income for fiscal year, 2005	Ch$ 25,183,319,847	100.00%

There will be a final dividend payment for the total amount of Ch$ 14,654,591,912 which represents 58.19% of net income for 2005. This dividend, in addition to the interim dividend No. 170 paid in November of 2005, total 100% of net income for 2005, in accordance with the Company's dividend policy. The gross final dividend would amount to Ch$ 26.311 per share and Ch$ 6.578 per ADR (US$ 0.013 per ADR considering an exchange rate of US$1= Ch$526.18), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The dividend payment date will be set by the Board and informed to shareholders in a timely manner.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	815,570,349	shares
Reject:	351,360	shares
Abstain:	333,752	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,465,992	shares
Reject:	351,360	shares
Abstain:	333,752	shares

3.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2006, and determine their compensation.

According to Article 28 of the Company's Bylaws the shareholder's meeting has to appoint two accounts inspectors and their alternates for fiscal year 2006, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Axel Christensen De la Cerda from Moneda Asset Management and Mr. Manuel Onetto Faure from AFC (Administadora de Fondos de Censantía), and as alternate account inspectors Mr. Víctor Bunster and Mr. Pablo Sotomayor from AFP Habitat were proposed. The Shareholders' Meeting agreed to maintain the same compensation as the previous year, which is 20 UTM ( approximately US$1,195) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor:	702,745,638	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.

Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

4.- Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company

In Accordance with Article 27 of the Company's Bylaws and Article 52 of Chilean Corporate law, the Shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed Ernst & Young to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries for the quarters ended June, September and December 2006 and March 2007. Such auditors will be compensated with an annual fee of UF 20,000 (US$ 680,971 approximately). In addition, services rendered associated to compliance with Sarbanes Oxley Act for an estimated amount of UF 7,700 to UF 12,000.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	815,874,409	shares
Reject:	39,300	shares
Abstain:	341,752	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,770,052	shares
Reject:	39,300	shares
Abstain:	341,752	shares

5.- Appointment of Domestic Credit Rating Agencies until the next General Shareholders Meeting

According to article 76 of the Chilean Capital Markets law and article 50 bis of Law 18,046, the Board of Directors proposes FITCH CHILE and ICR (Internacional Credit Rating), as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compañía de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2006 to April 30, 2007.

The annual fee for the services is described in the table below:

Tariffs/ Agency	FITCH CHILE	ICR

Fixed annual bonds and shares	UF 350	UF 270
Fixed annual commercial paper	UF 100	UF 150

Total Fixed per year	U.F. 450	U.F. 420

Variable per issuance	0.025%	0.018%
Evaluation commercial paper	UF 0	UF 0

(*) The first issuance during the period of the contract will have the right to deduce the fixed payment of the respective variable cost.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	815,889,329	shares
Reject:	21,180	shares
Abstain:	344,952	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,784,972	shares
Reject:	21,180	shares
Abstain:	344,952	shares

6.- Determination of Board Members' compensation for fiscal year 2006

In accordance with the Article 21 and 32 of the Company's Bylaws, the Board members' compensations are to be determined at the General Shareholders Meeting each year.

Mr. Jorge Del Piano representing Telefónica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during the fiscal year 2005. Each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (US$7,171 approximately) for attending board meetings, provided that they have to attend at least one board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to any other director, and the Chairman will receive twice the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor:	702,745,638	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

7. Communicate the expenses of the Board of Directors and Directors' Committee during the year 2004

In 2005, the Board of Directors did not register expenses aside from their compensation and expenses related to cellular telephones assigned to each Board Member. At the 2005 Annual General Shareholders' Meeting, a budget of Ch$75 million (approximately US$142,536) was approved as operating expenses for the Company's Directors' Committee. No expenses were charged against that budget during fiscal year 2005.

8. Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget

According to the new Law 19,705 effective as of December 20, 2000, all limited liability public companies with a market capitalization higher than approximately UF 1,500,000 million (approximately US$51 million) must appoint a Directors Committee, composed of 3 directors. The majority of such directors must be independent from the controlling shareholder.

The main functions of the Directors Committee are:

- To review the Account Inspectors Report and the External Auditors Report
- To propose to the Board of Directors the External Auditors and Credit Rating Agency
- To examine all applicable transactions according to Article 44 of the Chilean Corporations law
- To review the salaries and bonuses of Senior Executives

The 2006 budget for the Committee and the compensations of each director and alternate director of the Director's Committee must be approved at the Ordinary Shareholders Meeting.

For fiscal year 2006 and until the next General Shareholders meeting, the Board proposed as compensation to each Directors Committee member, a monthly fee equivalent to UF 30 (approx. US$1,021) for attending committee meetings, provided that they have to attend at least one board meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75,000,000 (approx. US$142,537) to pay for its expenses. The compensation and budget are the same as in fiscal year 2005.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	815,425,433	shares
Against:	138,200	shares
Abstain:	691,828	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

In favor:	24,321,076	shares
Against:	138,200	shares
Abstain:	691,828	shares

9.- Approval of the compensation for the Audit Committee members and of the Audit Committee budget, to be assigned until the next General Shareholders' Meeting

In July 2005 the Board of Directors, in compliance with Rule 10A-3 of the Securities and Exchange Commission under the Sarbanes-Oxley Act, named Mr. Andrés Concha, Mr. Alfonso Ferrari and Mr. Hernán Cheyre as audit committee members, with Mr. Cheyre serving as financial expert.

In compliance with Section 301 of the Law, among others, the audit committee supervise the process of financial reporting, internal control systems over financial reporting and general oversight of the external auditors, propose to the Board of directors the Independent Auditors and the local Credit ratings Agencies (two agencies) together with dealing with any related complaints.

The compensation and the budget for the Audit Committee must be approved at the General Shareholders´ Meeting, until the next General Shareholders´ Meeting.

The proposed compensation Committee members until the next General Shareholders´ Meeting is equal to UF 15 ( approximately US$ 511) per meeting, with a maximum of six meetings in the year.

In addition, the proposal includes a budget for the Committee's expenses amounting to Ch$ 37 million ( equivalent to US $70,318) until the next General Shareholders´ Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	815,530,533	shares
Against:	34,116	shares
Abstain:	690,812	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

In favor:	24,426,176	shares
Against:	34,116	shares
Abstain:	690,812	shares

10. Communicate the account operations in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company's By –laws.

The following transactions were reviewed by the Directors´ Committee and approved by the Board. Pursuant to Articles No. 44 and No. 89 of the Chilean Corporations law, this transactions must me disclosed at the meeting in order to inform shareholders of resolutions adopted during 2004 concerning transactions or contracts between related parties in which one or more Directors or Alternate Directors have an interest, either directly or through a third party.

1. Telefónica Móvil de Chile S.A. (1)

At Meeting N° 636, held January 27, 2005, the Board of Directors approved the agreement regarding 800 service calls and access charges entered into between Telefónica CTC Chile and Telefónica Móvil de Chile S.A. and involving payments by Telefónica CTC in the amount of

Ch$1.8 billion (US$3.5 million) and payments by Telefónica Móvil in the amount of Ch$245 million (US$0.5 million).

2. Telefónica Móvil de Chile S.A. (1)

At Meeting N° 636, held January 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Telefónica Móvil de Chile S.A., whereby CTC provides invoicing and collection services to carriers and complementary service providers through the Telephone Bill.

3. Atento Servicios Técnicos y Consultoría de España (1)

At Meeting N°636, held January 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Atento Servicios Técnicos y Consultoría de España, which acts as consultant for improving remote customer service by means of a virtual operator. This agreement, which will be in effect for a period of twelve months, provides for payments in the amount of Ch$74,649,000 (US$141,600.6) .

4. Salcobrand (2)

At Meeting N°637, held February 28, 2005, the Board of Directors approved an Addendum to the telecommunications services agreement entered into between Telefónica Empresas CTC Chile S.A and Farmacias Salcobrand (a local drugstore), (where Mr. Fernando Bustamante serve as director of both companies). The Addendum provides for an increase in the monthly fee for services rendered, from UF1,256.4 plus VAT to UF1,262.75 (US$141,600.6) plus VAT.

5. Casiopea (1)

At Meeting N°639, held March 31, 2005, the Board of Directors approved an agreement insuring the Telefónica CTC Chile Group's assets with the reinsurance company Casiopea, for a total insured amount of UF86 million (US$2,924.1 million) and a premium of UF29.200 (US$992,844.2) . The term of this agreement is 1 year.

6. Telefónica Móvil de Chile S.A. (1)

At Meeting N°641, held April 21, 2005, the Board of Directors approved a long-distance agreement between Telefónica Mundo S.A. and Telefónica Móvil de Chile S.A. for a total annual amount of UF235,000 (US$7.9 million) plus VAT, this amount being fixed for one year, and including 120 additional links subject to technical feasibility. The term of this agreement is 1 year.

7. Fundación Vida Rural de la Universidad Católica de Chile (2)

At Meeting N°642, held May 26, 2005, the Board of Directors approved an agreement between Fundación Telefónica and Fundación Vida Rural of the Universidad Católica de Chile. Mr. Bruno Philippi abstained as he is a brother of the Foundation's director that will be responsible for managing and coordinating the daily activities of the “Practical Internet Access Seminar Program for the School and the Community.” This contribution amounts to Ch$30 million (US$0.1 million) a year, and its term of duration is until January 31, 2006.

8. Terra Networks Chile S.A. (1)

At Meeting N°642, held May 26, 2005, the Board of Directors approved a one-year renewal of the June 2004 agreement entered into between Telefónica CTC Chile and Terra Networks Chile S.A., whereby CTC provides switched Internet connection services to schools. The approximate cost is US$300,000.

9. ATIS Latam (1)

At Meeting N°642, held May 26, 2005, the Board of Directors confirmed the terms of the award of a two-year, centralized systems maintenance contract to IBM and Accenture for services to ATIS Latam (the Company's invoicing software), for a total amount of Ch$7,353,962,525 (US$13.9 million) until. Furthermore, the Board of Directors decided to go forward with the implementation of a special module with Version 1.3.7 of the software, requiring an estimated investment of US$12.4 million.

10. Telefónica S.A. (1)

At meeting N°644, held June 23, 2005 the board of Directors approved an agreement between Telefonica CTC Chile and Telefonica S.A (Spain) where CTC provides audit services to Telefónica S.A's related companies. It is estimated that in 2006 Telefonica S.A.'s related companies will require 49 audit reports for an estimated amount of US$588,000

11. Telefónica Argentina (1)

At Meeting N°646, held August 25, 2005, the Board of Directors approved an agreement between Telefónica Mundo S.A. and Telefónica Argentina (TASA), under which Telefónica Mundo leases the TASA network, enabling it to have land links between Santiago, Chile and Cerro Redondo, Argentina at a total cost of US$13,353,428 (Ch$7,812,823,654) for the 2005-2012 period.

12. Pléyade Chile Seguros S.A. (1)

At Meeting N°646, held August 25, 2005, the Board of Directors approved an agreement between Telefónica Gestión de Servicios Compartidos Chile S.A. and Pléyade Chile Seguros S.A. providing for the latter company to manage the group's insurance policies for a fee reflecting market rates.

13. Telefónica Móvil de Chile S.A. (1)

At Meeting N°648, held October 27, 2005, the Board of Directors approved an agreement between Telefónica CTC Chile and Telefónica Móvil de Chile S.A., pursuant to which CTC retains Telefónica Móvil to offer its small business services for fees totaling approximately US$215,000 per year.

14. Amadeus (1)

At Meeting N°648, held October 27, 2005, the Board of Directors approved an agreement between Telefónica Empresas CTC Chile S.A. and Amadeus that is being entered into under a contract executed by Amadeus and Telefónica Empresas España for a period of 36 month. This agreement will allow Telefónica Empresas CTC Chile to have a unified vision of customers with offices in Latin America and delivering homogeneous, high-quality services.

15. Xinergia Laboral S.A. (2)

At Meeting N° 648, dated October 27, 2005, the Board of Directors approved a hosting service agreement between Telefónica Empresas CTC Chile S.A. and Xinergia Laboral S.A., (related to the Company's executive Mr. Ricardo Majluf). This agreement is in effect for 36 months and provides for a monthly fee of UF36.

16. T- Gestiona España (1)

At Meeting N°648, held October 27, 2005, the Board of Directors approved retaining the consulting services of T-Gestiona España for Euro138,600 in fees in connection with the SAP project, which aims to achieve efficiency in operating and back-office processes. Meanwhile it authorized management to hire services from Telefonica Argentina, with prior authorization from the Board.

17. Telefónica Móvil de Chile S.A. (1)

At Meeting N°648, held October 27, 2005, the Board of Directors approved agreements between Telefónica Mundo S.A. and Telefónica Móvil de Chile S.A., providing for long-distance transport for a period of five years at UF14,004 (US$476,157.39 per month and with a 5% discount each year, and for the leasing of local assets for five years at UF12,590 (us$428,079.3) per month, to be increased according to traffic volume.

18. Telefónica Móvil de Chile S.A. (1)

At Meeting N°650, held December 21, 2005 the board of Directors approved an agreement between Telefónica Empresas CTC Chile S.A. and Telefónica Móvil de Chile S.A. where Telefónica Móvil provides mobile telephony services for the Minsal (Health Ministry) project with a duration of 48 months and an annual value of Ch$590 million (US$1.1 million).

19. T-Gestiona (3)

At Meeting N°650, held December 21, 2005, the Board of Directors approved an agreement between Telefónica Empresas CTC Chile S.A. and T-Gestiona, Where T-Gestiona provides consulting to achieve a successful execution and operation of the Minsal project network in each of the locations throughout the country for a total amount of UF2,090 (US$98,910.4) ending on May 2006.

20. Terra Network Chile S.A. (1)

At Meeting N°650, held December 21, 2005, the Board of Directors approved a new agreement between Telefónica CTC Chile and Terra Network Chile S.A., where CTC lends, for a one year duration, renewable for the same period, its modem so that Terra can provide internet access to its clients for variable prices based on a discount table, starting in 2006.

21. Sale and repurchase of subsidiaries shares (3)

On January 26, 2006, the Board authorized its subsidiary, Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A to sell the following: i) one share of the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A., to the Company's CEO, Mr. José Moles, for a total of Ch$13,561 (US$25.7 ); ii) 99 shares of the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A., to the Company for a total of Ch$1,342,555 (US$2,546.7); iii) one share of the Company's subsidiary ,Telefónica Empresas CTC Chile S.A., to the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A.for the amount of Ch$199 (US$0.4); iv) 3,673 shares of the Company's subsidiary, Telefónica Empresas CTC Chile S.A., to Company for a total of Ch$731,331 (US$1,387.3); v) one share of the Company's indirect subsidiary, Tecnonautica S.A., to the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A. for the amount of Ch$3,671 (US$7.0); vi) one share of the Company's indirect subsidiary, Tecnonautica S.A., to the Company for the amount of Ch$3,671 (US$7.0); vii) one share of the Company's indirect subsidiary, Telefónica Internet Empresas S.A., to the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A., for an amount of Ch$8,255 (US$16.1); viii) 16 shares of the Company's indirect subsidiary, Telefónica Internet Empresas S.A., to the Companyfor a total amount of Ch$132,076 (US$250.5); ix) one share of the Company's subsidiary, Telefónica Asistencia y Seguridad S.A. to the Company's subsidiary, Telefónica Gestión de Servicios Compartidos Chile S.A. for an amount of Ch$3,823 (US$7.5); x) 35 shares of the Company's subsidiary, Telefónica Asistencia y Seguridad S.A., to the Company for a total amount of Ch$133,814 (US$261.1) .

22. Sale and repurchase of shares (3)

On January 27, 2006, the Company's subsidiary, Telefónica Empresas CTC Chile S.A. sold 215,099 shares of the Company's indirect subsidiary, Telefónica Internet Empresas S.A. to the Company for a total amount of Ch$1,468,682,989 (US$2,785,923.2) .

23. Sale and repurchase of shares (3)

On January 26, 2006, the Company's indirect subsidiary, Telefónica Internet Empresas S.A. sold 449,981 shares of the Company's indirect subsidiary, Tecnonautica S.A. to the Company for a total amount of Ch$1,624,273,042 (US$3,081,059.7) .

24. Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A dissolution (3)

On February 28, 2006, the Company acquired one share of its subsidiary, Compañía de Telecomunicaciones de Chile Equipos y Servicios S.A. from Mr. Claudio Muñoz for the amount of

Ch$10,734 (US$20.9), resulting in the ownership of the totality of shares of the mentioned subsidiary and thus resulting in its dissolution.

(1) Company related to the controlling shareholder
(2) Company related to a Company Director
(3) Company subsidiary

11.- Approval of the Investment and Financing Policy for the year 2006 (according to Law D.L. 3500)

According to Article 32 bis of the Company's Bylaws and Article 119 of Law D.L 3500, shareholders must approve the investment and financing policy for the year 2006.

The Company's Investment and Financing Strategy (the “Investment Strategy”) for the year 2006 contemplates investments which are intended to satisfy the demand of new clients through the use of installed capacity, considering the existing regulatory framework and ensuring an adequate return for the Company. The investment strategy 2006 also contemplates all investment needed to offer television and Contents services, as well as, transaction service and other services related to information system and outsourcing prospects. Furthermore, the Investment Strategy contemplates the provision of new services demanded by corporate customers, and maintenance of the current quality standards of service.

Investment in the creation of and/or participation in domestic or international companies may not exceed 25% of total equity, as defined in the last quarterly consolidated balance sheet according to Chilean GAAP.

The Company will focus on analyzing alternatives aimed at improving the corporate financial structure through new financings and renegotiations of current terms and conditions. In addition, the maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times.

Under the terms of the Investment Strategy, management may not enter into agreements with creditors that restrict the distribution of dividends without the approval of the shareholders at a

General or Extraordinary Shareholders' Meeting. Management is also prohibited from entering into, outside the ordinary course of business, any agreement with creditors pledging Company assets or granting guarantees for the debts of unaffiliated third-parties without prior shareholder approval, except for purchase-money financings secured by liens on the assets being purchased.

The Investment Strategy also restricts the disposition of assets or property rights which are defined as essential for the Company's ongoing business, including all networks, switches, equipment, property and easements required for telephone installations and operations, and which are backed by their respective license decrees. Such assets may, however, be modified or replaced for reasons of technical or economic obsolescence. Furthermore, the Company has also declared as essential assets 51% of the capital stocks of Telefónica Mundo S.A and Telefónica Empresas CTC Chile S.A., and the assets required to operate said companies, whether under direct ownership or under lease by Compañía de Telecomunicaciones de Chile S.A., and protected under the respective licensing decrees, as well as assets that have been modified or replaced due to technical or economic obsolescence. The Company may not dispose of assets declared essential to its operations without previous approval at an Extraordinary Shareholders' Meeting.

For additional information on this item, a direct translation of the Company's Investment and Financing Strategy, as defined by the Board of Directors, will be made available on the Company's website at www.telefonicadechile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	815,872,889	shares
Reject:	40,620	shares
Abstain:	341,952	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the investment and financial policy described above.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,768,532	shares
Reject:	40,620	shares
Abstain:	341,952	shares

12.- Communicate the Dividend Policy for the year 2006

In accordance with the Circular No. 687 of the Superintendencia de Valores y Seguros de Chile (SVS), the Board of Directors approves the Dividend Policy which is disclosed at the General Shareholder Meeting.

Company's dividend policy for 2006 contemplates dividend payments in an aggregate amount equal to 100% of the Company's net profits generated during the fiscal year, in accordance with Chilean GAAP, through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year, this final dividend subject to approval at the corresponding General Shareholders´ Meeting. The amount of the interim dividend will be based on net income of the period from January to September of the corresponding fiscal year.

The dividend policy for 2006 and following years will be defined in line with the objectives set forth in the Company's Financial Plan. This policy represents the intention of the Board of Directors, and its implementation will depend on the results that is actually obtained, as well as on projections that may be periodically determined by the Company.

For additional information on this item, a direct translation of the Company's dividend policy, as defined by the Board of Directors, is available on the Company's website at www.telefonicadechile.cl.

13.- Inform the cost for processing, printing and mailing the information referred to in Circular No.1494 of the Superintendencia de Valores y Seguros de Chile (Chilean Securities and Exchange Commission).

According to circular N°1494 of the Superintendencia de Valores y Seguros, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2005, amounted to Ch$3.6 million (equivalent to US$6,873 ).

14.- Designation of a Newspaper with circulation within Santiago de Chile in which notices for future ordinary and extraordinary shareholders meeting will be published, if any.

The majority shareholders at the meeting proposed the nationwide circulation newspaper “Diario Financiero” in which notices for future general and extraordinary shareholders meeting will be published, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

In favor:	815,902,009	shares
Against:	18,900	shares
Abstain:	334,552	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

-The Chilean pension funds approved the proposal described above.

-Citibank, N.A. acting for the ADR Holders voted as follows:

In favor:	24,797,652	shares
Against:	18,900	shares
Abstain:	334,552	shares

15.- Information and analysis of other matters of concern to the General Shareholders Meeting

No further information is provided at this time, since this refers to issues that may be raised during the General Shareholders' Meeting. The issues that can be voted in this point refer only to issues of concern in a General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework. These issues are those previously mentioned above, in points 1-14.

IV.- Closing of the General Shareholders' Meeting

The Chairman closed the General Shareholders' meeting at 16:25 Hrs., after thanking the Shareholders for their kind attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Bruno Philippi I.	Jorge Delpiano K.
Carina Onetto I.	Felipe Rojas V.
Juan Pablo Casanegra	Sergio Cádiz M.
Rodrigo Arze S.	Cristián Aninat S.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2005

Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$526.18 per 1US$ (Exchange rate at March 31, 2006).
UTM = Unidad Tributaria Mensual; inflation indexed peso-denominated monetary unit in Chile, equivalent to Ch$31,444 as of March 31, 2006.
UF = Unidad de Fomento; inflation indexed peso denominated monetary unit in Chile, equivalent to Ch$17,915.66 as of March 31, 2006

Item 2.

MINUTES OF THE EXTRAORDINARY SHAREHOLDER'S MEETING OF
COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, April 20, 2006 at 17:35 P.M at the Corporate Headquarters' Auditorium, the Extraordinary Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, after the Annual General Shareholder's Meeting presided by the Chairman of the Board Mr. Bruno Philippi, the Chief Executive Officer Mr. José Molés, the Vice President of Finance Mr. Julio Covarrubias, the Vice President of Management Control Mr. Diego Martínez, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.- Quorum:

Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares

Telefónica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	113,509,823	-	113,509,823
A.F.P Habitat S.A.	61,152,400	5,813,466	66,965,866
A.F.P Provida S.A.	60,883,771	5,819,981	66,703,752
A.F.P Cuprum S.A.	35,937,214	3,733,769	39,670,983
A.F.P Santa María S.A.	24,722,263	2,238,363	26,960,626
A.F.P Summa Bansander S.A.	32,977,541	2,295,763	35,273,304
A.F.P Planvital S.A.	8,894,241	627,281	9,521,522
Other Shareholders	29,863,411	996,247	30,859,658

Total voting shares present	755,934,188	63,264,357	819,198,545
Blank powers - of - attorney	516	-	516

Total present shares	755,934,704	63,264,357	819,199,061

(1) Depositary Bank acting on behalf of the ADR holders
(2) Represented by Mrs. Carina Oneto

The meeting was held with a total assistance quorum equivalent to 85,6% of the total voting shares, amounting to 819,199,061 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote, such amount is equivalent to 478,578,544 shares.

II.- Notice:

In accordance with Article 35, of the Company's Bylaws, Article 59 of Ley de Sociedades Anónimas and Article 62 of the Rule of this law, the Board summoned the shareholders to an Extraordinary Shareholders Meeting.

III.- Matters discussed and/or approved by the Extraordinary Shareholders' Meeting:

1.- Approval of Capital reduction of Ch$40,200,513,570 (equivalent to US$ 76.3 million)

The Company's balance sheet as of December 31, 2005, subject to approval at the General Shareholders' Meeting considers a capital account of Ch$925,575,023 million (US$1,755.7 million).

Based on the Company's cash flow generation after capital expenditures and taxes, the Company will distribute a portion of available cash to shareholders by means of a Capital reduction in the amount of Ch$40,200,513,570 (equivalent to US$76.3 million ).

The reduction of Capital of Ch$40,200,513,570 (equivalent to US$76.3 million ) will be charged against cash and distributed to shareholders in the gross amount of approximately Ch$42 per share (US$0.081) or Ch$168 per ADR (US$0.32 per ADR ), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The payment will take place in Chile, and will be duly announced following the publication of Meeting Act in the Official Gazette, as required by Article 28 of Chilean Corporate Law.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	818,847,629	shares
Reject:	13,580	shares

Abstain:	337,852	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,799,672	shares
Reject:	13,580	shares
Abstain:	337,852	shares

2. Approval to modify the Company's commercial name

The Company proposes to replace Telefónica Chile as the commercial name in its Bylaws.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	818,856,809	shares
Reject:	6,900	shares
Abstain:	335,352	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,808,852	shares
Reject:	6,900	shares
Abstain:	335,352	shares

3. Approval to modify the Company's Bylaws, to reflect the approved agreements

Article five of the Company's Bylaws, which details the Company's capital account, must be modified to reflect the approved capital reduction and update the capital account .

The modification of commercial names requires a modification of Article one of Company Bylaws.

A modification of Company Bylaws is subject to shareholder approval in accordance with article 57 of Chilean Corporate Law and article 33 of the Company's Bylaws. According to article 67 of Chilean Corporate Law, article 43 and 45 BIS of the Company's Bylaws, and article 121 of Law Decree 3,500, a modification of Bylaws requires the approval of 75% of total shares outstanding.

For additional information on this item, a direct translation of the Company's current Bylaws is available on the Company's website at www.telefonicadechile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	818,839,729	shares
Reject:	17,180	shares
Abstain:	342,152	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,791,772	shares
Reject:	17,180	shares
Abstain:	342,152	shares

4. Approval to adopt the necessary procedures to formalize the agreements reached at the Extraordinary Shareholders' Meeting.

It is necessary to designate representatives to execute and subscribe the Acts that allow to accomplish the agreements that be adopted in this meeting, such as to make official all or part of the Act, once it is signed by the President, the Secretary and the shareholders designated to sign. For these effects, Mr. Cristián Aninat Salas and Mrs. Gladys Fuentes Espinoza, are proposed, who could act indifferently and separately.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	818,832,529	shares
Reject:	23,980	shares
Abstain:	342,552	shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	24,784,572	shares
Reject:	23,980	shares
Abstain:	342,552	shares

IV.- Closing of the Extraordinary Shareholders' Meeting

The Chairman closed the Extraordinary Shareholders' meeting at 18:05 Hrs., after thanking the Shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Bruno Philippi	Jorge Delpiano
Carina Onetto	Felipe Rojas
Juan Pablo Casanegra	Sergio Cádiz
Rodrigo Arze	Cristián Aninat S.

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2004 Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$526.18 per 1US$
(Exchange rate at March 31, 2006).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer